BDC CAPITAL, INC.
A Minnesota corporation

SUBSCRIPTION AGREEMENT

1.   SUBSCRIPTION: The undersigned (the "Subscriber") hereby irrevocably offers to purchase 15,000,000 shares (the "Shares") of common stock of BDC CAPITAL, INC, a Minnesota corporation (the "Company"), for .01 per share, for a total purchase price of $150,000.00, which amount, when and if accepted by the Company, will constitute the payment by the Subscriber of the purchase price for the Shares, according to the terms below. The shares are being sold pursuant to Regulation Securities and Exchange Act of 1933 and will carry a restriction mark

A: Payment due in full in 60 months 12/29/2010

B: At 24 months 12/29/2007 BDC Capital, Inc can demand at its option, monthly 1/36 payments on the subscription agreement. At no time shall more then 1/36 payment in shall be demanded in a one calendar month.

C: BDC Capital, Inc at its option can charge simple annual interest of up to 4% per yr

D: There is no penalty for paying the subscription agreement early.

E: Stock restriction mark is not removed till stock receivable is paid for.

F: Shares will follow the general and final pricing terms of the previous Binding Financing term sheet dated 4/19/2005. The ownership is allowed to go to a 9.9% position in the Company common stock.

G: BDC Capital, Inc will provide downside protection of up to 30% of the stock price upon conversion. Protection will be provided in additional shares if necessary.

H: If a liquidation, sale or change of Control/Ownership of 50% (to Non current shareholders listed 12/30/2005) or more of the Company, the 50/50 split of stock proceeds of a sale does not apply. This applies to only stock still held in the subscriber's name

2.   REPRESENTATIONS, WARRANTIES AND AGREEMENTS BY SUBSCRIBER: The Subscriber hereby represents, warrants and agrees as follows:

(a)   The Shares are being purchased by the Subscriber and not by any other person, with the Subscriber's own funds and not with the funds of any other person, and for the account of the Subscriber, not as a nominee or agent and not for the account of any other person. On acceptance of this Subscription Agreement by the Company, no other person will have any interest, beneficial or otherwise, in the Shares.

(b)   The Subscriber acknowledges receipt of the Offering Circular and each exhibit thereto as indicated therein and acknowledges that the Subscriber has been furnished with such financial and other information concerning the Company, the directors and officers of the Company, and the business and proposed business of the Company as the Subscriber considers necessary in connection with the Subscriber's investment in Shares. The Subscriber has carefully reviewed the Offering Circular and each exhibit thereto, and is thoroughly familiar with the proposed business, operations, properties and financial condition of the Company and has discussed with officers of the Company any questions the Subscriber may have had with respect thereto. The Subscriber understands:

(i)   The risks involved in this offering, including the speculative nature of the investment;

(ii)   The financial hazards involved in this offering, including the risk of losing the Subscriber's entire investment;

(iii)   The lack of liquidity of the Shares; and

(iv)   The tax consequences of this investment.

The Subscriber has consulted with the Subscriber's own legal, accounting, tax, investment and other advisers with respect to the tax treatment of an investment by the Subscriber in the Shares and the merits and risks of an investment in the Shares.

(c)   Understanding that the investment in Shares is highly speculative, the Subscriber is able to bear the economic risk of such investment.

(d)   The Subscriber, if not an individual, is empowered and duly authorized to enter into this Subscription Agreement under any governing document, partnership agreement, trust instrument, pension plan, charter, certificate of incorporation, bylaw provision or the like; this Subscription Agreement constitutes a valid and binding agreement of the Subscriber enforceable against the Subscriber in accordance with its terms; and the person signing this Subscription Agreement on behalf of the Subscriber is empowered and duly authorized to do so by the governing document or trust instrument, pension plan, charter, certificate of incorporation, bylaw provision, board of directors or stockholder resolution, or the like.

(e)   The Social Security Number or taxpayer identification shown in this Subscription Agreement is correct, and the Subscriber is not subject to backup withholding because (i) the Subscriber has not been notified that he or she is subject to backup withholding as a result of a failure to report all interest and dividends or ii) the Internal Revenue Service has notified the Subscriber that he or she is not longer subject to backup withholding.

(f)   The Subscriber hereby acknowledges and agrees that this Subscription Agreement is an offer by the Subscriber to purchase the Shares; which offer may be accepted or declined by the Company. The Subscriber hereby further acknowledges that this Subscription Agreement does not constitute an offer by the Company to sell securities or a solicitation of an offer to buy securities.

(g)   The Subscriber has accurately completed the Investor Questionnaire attached hereto as Exhibit A and incorporated by reference herein.

3.   INDEMNIFICATION: The Subscriber hereby agrees to indemnify and defend the Company and its directors and officers and hold them harmless from and against any and all liability, damage, cost or expense incurred on account of or arising out of:

(a)   Any breach of or inaccuracy in the Subscriber's representations, warranties or agreements herein;

(b)   Any disposition of any Shares contrary to any of the Subscriber's representations, warranties or agreements herein;

(c)   Any action, suit or proceeding based on (i) a claim that any of said representations, warranties or agreements were inaccurate or misleading or otherwise cause for

2

obtaining damages or redress from the Company or any director or officer of the Company under the Act, or (ii) any disposition of any Shares.

      4.   <u>SUCCESSORS</u>: The representations, warranties and agreements contained in this Subscription Agreement shall be binding on the Subscriber's successors, assigns, heirs and legal representatives and shall inure to the benefit of the respective successors and assigns of the Company and its directors and officers.

Number of Shares Subscribed: 15,000,000

Amount and type of consideration: $150,000.00

Please make check payable
and deliver to:

BDC Capital, Inc.
11974 Portland Avenue, Burnsville, MN 55337

Wire transfer instructions available upon request.

TYPE OF OWNERSHIP (Check One):

___X_INDIVIDUAL
OWNERSHIP

      (One signature required)

____ COMMUNITY PROPERTY

(One signature required)

____ TENANTS IN COMMON

(Both parties must sign)

____ JOINT TENANTS

(Both parties must sign)

____ PARTNERSHIP

____ CORPORATION

____ TRUST

(Please include name of trust, name of trustee, and date trust was formed)

I, the undersigned, hereby certify under penalty of perjury under the laws of the State of Minnesota, that the information contained herein is complete and accurate and may be relied on by the Company. I will notify the Company promptly of any material change in any of such information.

Investor:

Deborah A Forkins



Signature

Dated: December 30, 2005

_____

Name and title of person signing
on behalf of investor, if applicable

473-56-7593
Tax ID Number

Address:

Deborah A Forkins
7248 Lake Ridge Drive
Savage, MN 55378

Agreed to in terms:

_____ Date 12-30-05
Jeff Mills Director
BDC Capital, Inc.

_____ Date 12-30-05
Richard Pomije, Chief Executive Officer
BDC Capital, Inc.